Exhibit 99.1

Evotec Nominates Dieter Weinand as Supervisory Board Chairman

•	Strengthens Supervisory Board leadership to support Evotec’s transformation, with a focus on commercial execution, strategic partnerships and profitability

•	Industry veteran brings more than 30 years of global pharmaceutical industry leadership experience across senior management, commercial, operational and strategic roles

Hamburg, Germany, April 7, 2026 – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced that the Supervisory Board of Evotec SE has proposed the election of Dieter Weinand, M.S. as Chairman of the Supervisory Board at the June 11, 2026, Annual General Meeting. The nomination reflects Evotec’s continued commitment to strengthening commercial execution, strategic partnerships and long-term value creation.

Dieter Weinand is proposed to succeed Prof. Dr. Iris Löw-Friedrich, whose term as Chairwoman of the Supervisory Board will conclude at the end of the 2026 Annual General Meeting, in line with the company’s planned succession process.

Dr. Christian Wojczewski, Chief Executive Officer of Evotec, said:

“Dieter is an outstanding choice for Chairman as we continue to transform Evotec into a more efficient, focused and sustainably profitable company. He brings deep commercial expertise, a strong understanding of the evolving pharmaceutical landscape and extensive board and governance experience. His proven track record in leading pharmaceutical businesses, driving performance and building strategic partnerships will be instrumental as we enhance the value of our scientific platform and strengthen our collaborations with partners and customers.

On behalf of the Management Board, I would like to express our sincere gratitude to Prof. Dr. Iris Löw-Friedrich for her outstanding leadership and long-standing commitment as Chairwoman of the Supervisory Board, and for the important role she has played in shaping Evotec’s strategic development.”

Mr. Weinand currently serves on the boards of Replimune and Coya Therapeutics and as Chairman of the Board of a number of private biotech companies. He will reduce the number of his board seats in compliance with section C.5 of the German Corporate Governance Code to ensure that he can devote sufficient time and attention to his role as Chairperson of the Supervisory Board of Evotec.

Mr. Weinand was previously a member of the Board of Management of Bayer AG and served as President, CEO and Chairman of the Board of Bayer Pharmaceuticals AG and has led business operations in the Asia-Pacific region, Europe, the Middle East, Africa, Latin America and the U.S. for companies, including Pfizer, Bristol Myers Squibb and Sanofi. Mr. Weinand has led the development, launch and commercialization of products in various therapeutic areas, including cardiovascular diseases, oncology, dermatology, immunology and respiratory and inflammatory diseases. He is a former board member of pharma industry associations, including PhRMA, EFPIA and IFPMA. He earned an M.S. in pharmacology and toxicology from Long Island University, New York, and a B.A. in biology from Concordia College, New York.

Mr. Weinand, Evotec’s nominated candidate for Chairman of the Supervisory Board, added:

“I am delighted to join Evotec at such an important stage of its development. Evotec plays an integral and growing role in the pharmaceutical R&D ecosystem. Its leading capabilities in preclinical drug discovery and development combined with advanced biologics design and manufacturing position the company as a powerful partner to the biopharma industry. I look forward to working closely with the Supervisory Board and management team to support the company’s strategic priorities, provide constructive oversight and help further strengthen its relationships with customers and partners.”

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision. Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling. With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability. With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology. Evotec’s global team of more than 4,800 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations and Media Contact

Dr. Sarah Fakih
EVP Head of Global Communications & Investor Relations
Sarah.Fakih@evotec.com